EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate (Supplementary) Report - Amendment of Pelephone's License and Allocation of Fourth Generation Frequencies

Further to the Company's immediate report of January 13, 2015, notification is hereby provided that the Company was notified today by its subsidiary, Pelephone Communications Ltd. (hereinafter, "Pelephone") that it had been notified by the Ministry of Communications that following its award of the tender for the allocation of fourth generation frequencies, Pelephone's license was amended to include the provision of fourth generation (LTE) services, and it was also allocated the dedicated frequencies it had been awarded as part of such tender.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.